Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

June 17, 2025

Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re:
Initial Registration Statement filing on Form N-6 for VUL Protector®
Pruco Life Insurance Company of New Jersey (Depositor)
Pruco Life of New Jersey Variable Appreciable Account (Registrant)
Registration Nos. 333-286564 and 811-03974

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s comments received today, June 17, 2025, on the Registration Statement noted above. The Staff’s comments and our responses are as follows:

Transaction Charges (redline p. 1), TRANSACTION FEES (redline p. 4)

1.Please clarify supplementally why this prospectus eliminates the Premium Based Administrative charge that the 2021 version of this product included to cover “state and federal premium taxes and other charges that are based on premiums.”

The Premium-Based Administrative Charge and Sales Charge on Premiums has been combined in order to simplify and clarify the Contract’s charges for investors. This change is consistent with the national version of this product and is not New York-specific. As described in the ‘Premium Charge’ section on Page 11, this charge is deducted to compensate the Company for “the costs of selling the Contracts (including commissions, advertising, the printing and distribution of prospectuses and sales literature, and any applicable federal, state or local income, premium, or excise tax).”

Surrender Charge (redline p. 4)

2.This field contains a reference to Footnote 3, but Footnote 3 is struck in the redline. Please confirm this is correct.

Footnote 4 will become Footnote 3. This is reflected in the clean draft that was provided, although the redline does not accurately show this change.

Premium Charge, (redline p.11)

3.Please explain supplementally the change in terminology from "sales load" to "premium charges" and describe why this change was made.

Please see our response to Item 1, above.

Available Types of Premium (redline p. 32)

4.In the bullet points in the left-hand column, the phrase “targeted guarantee period” has been added. Please explain in plain English what this term means.

We have updated this sentence in both bullet points as follows. This better aligns with the sentence preceding the two bullet points and provides the needed clarity.

“...will keep the Contract in force for at least the duration of the ~~targeted~~ guarantee period chosen, regardless of investment performance...”

General Comment

5.Please confirm that any changes made in response to these comments will also be made to the ISP, as appropriate.

Confirmed.

We would appreciate confirmation that these responses are acceptable by June 30, 2025.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (860) 543-6087 or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	June 17, 2025

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company of New Jersey	Date

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